PROSPECTUS SUPPLEMENT NO. 1 (to Prospectus dated January 30, 2017)	Filed pursuant to Rule 424(b)(3) Registration No. 333-213986

Subscription Rights to Purchase Up to 19,662,782 Units

Consisting of an Aggregate of Up to 78,651,128 Shares of Common Stock

and Up to 9,831,391 Shares of Series C Convertible Preferred Stock

at a Subscription Price of $1.00 Per Unit

This Prospectus Supplement No. 1 amends and supplements the prospectus dated January 30, 2017, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-213986). This prospectus supplement is being filed to update, amend, and supplement the information previously included in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 9, 2017 (the “8-K”). Accordingly, we have attached the 8-K to this prospectus supplement. You should read this prospectus supplement together with the prospectus.

The prospectus and this prospectus supplement relate to our distribution to holders of record of our common stock, par value $0.001 per share, and to holders of our class of warrants with an exercise price of $0.85 per share expiring June 19, 2020, which we refer to as the Listed Warrants, at no cost, of non-transferrable subscription rights, which we refer to as the Subscription Rights, to subscribe for up to an aggregate of 19,662,782 units, which we refer to as the Units, at a subscription price of $1.00 per Unit. We are issuing one Subscription Right for each 20 shares of common stock and each 20 Listed Warrants held of record at the close of business on January 26, 2017. Each Unit consists of four shares of common stock and one-half a share of Series C Convertible Preferred Stock, which we refer to as the Preferred Stock. We refer to the offering that is the subject of the prospectus and this prospectus supplement as the Rights Offering. An investor whose subscription may result in the investor beneficially owning more than 4.99% of our outstanding common stock may elect to receive in the Rights Offering, in lieu of shares of common stock, certain pre-funded warrants, which we refer to as the Pre-Funded Warrants, to purchase the same amount of shares of common stock.

The Rights Offering commenced on January 30, 2017, and the Subscription Rights will expire if they are not exercised by 5:00 p.m. Eastern Time, on February 17, 2017. We may extend the Rights Offering for up to an additional 30 days in our sole discretion.

The Rights Offering is being conducted on a best-efforts basis. There is no minimum amount of proceeds necessary in order for us to close the Rights Offering.

We have engaged Maxim Group LLC to act as dealer-manager in the Rights Offering.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 25 of the prospectus. You should carefully consider these risk factors, as well as the information contained in the prospectus, before you invest.

Shares of our common stock are listed on the NYSE MKT under the symbol “PVCT,” although NYSE MKT suspended trading in our common stock and commenced delisting procedures on October 13, 2016. We are appealing the NYSE MKT decision to commence delisting procedures. Effective October 17, 2016, our common stock trades on the OTCQB under the symbol “PVCT.” On February 8, 2017, the closing sale price for our common stock was $0.02 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 9, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 9, 2017

PROVECTUS BIOPHARMACEUTICALS, INC.

(Exact name of registrant as specified in charter)

Delaware	001-36457	90-0031917
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7327 Oak Ridge Hwy., Knoxville, Tennessee 37931

(Address of Principal Executive Offices)

(866) 594-5999

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.	Regulation FD Disclosure.

On February 9, 2017, Provectus Biopharmaceuticals, Inc. (the “Company”) is holding a conference call for investors. Copies of the presentation and script that will be used during the conference call are furnished as Exhibits 99.1 and 99.2 to this Current Report on Form 8-K and are incorporated herein by reference.

Pursuant to the rules and regulations of the Commission, the information in this Item 7.01 disclosure, including Exhibits 99.1 and 99.2 and information set forth therein, is deemed to have been furnished and shall not be deemed to be “filed” under the Securities Exchange Act of 1934, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Presentation materials of Provectus Biopharmaceuticals, Inc. dated February 9, 2017

99.2	Script related to conference call, dated February 9, 2017

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 9, 2017

PROVECTUS BIOPHARMACEUTICALS, INC.

By:	/s/ Timothy C. Scott
Timothy C. Scott, Ph.D.
President

3

EXHIBIT INDEX

Exhibit Number	Description

99.1	Presentation materials of Provectus Biopharmaceuticals, Inc. dated February 9, 2017

99.2	Script related to conference call, dated February 9, 2017

4

PROVECTUS BIOPHARMACEUTICALS, INC. Committed to developing new treatments for cancer and inflammatory skin diseases Provectus Biopharmaceuticals, Inc. • 7327 Oak Ridge Highway, Knoxville, Tennessee USA 37931 • +1 (866) 594-5999 • www.provectusbio.com Exhibit 99.1

Forward-Looking Statements This presentation contains "forward-looking statements" as defined under U.S. federal securities laws. These statements reflect management’s current knowledge, assumptions, beliefs, estimates, and expectations and express management’s current views of future performance, results, and trends and may be identified by their use of terms such as "anticipate,” "believe," "could," "estimate,“ "expect," "intend," "may," "plan," "predict," "project," "will," and other similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause our actual results to materially differ from those described in the forward-looking statements. Readers should not place undue reliance on forward-looking statements. Such statements are made as of the date hereof, and we undertake no obligation to update such statements after this date. Risks and uncertainties that could cause our actual results to materially differ from those described in forward-looking statements include those discussed in our filings with the U.S. Securities and Exchange Commission (including those described in items 1A of our Annual Report on 10-K for the year ended December 31, 2015, as supplemented by those described in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2016). Provectus Biopharmaceuticals, Inc. (“Provectus”) assumes no obligation to update any forward-looking statements or information that speaks as to their respective dates. No claims with respect to Provectus’ investigational drug PV-10 for solid tumor cancers and/or investigational drug PH-10 for inflammatory dermatoses are intended regarding safety or efficacy in the context of the forward-looking statements in this presentation. This investor presentation may be found at www.provectusbio.com/news. This investor presentation may be found at www.provectusbio.com/news.

Provectus Biopharmaceuticals Founded in 2002 by scientists from Oak Ridge National Laboratory U.S Dept. of Energy multi-program science and technology facility with rich history of discovery and innovation Focused on engineering of Rose Bengal-based drugs Oncology (PV-10): under development for solid tumor cancers, alone or in combination with other therapeutic agents and therapies Dermatology (PH-10): under development for psoriasis, atopic dermatitis and other inflammatory skin diseases Clinical data have demonstrated preliminary efficacy; side effects consistent with local therapy 1,2 Data for PV-10 and PH-10 encompasses clinical experience with over 500 hundred patients 1 Thompson et al., Mel Res 18, 405, 2008. 2 Thompson et al., Ann Surg Oncol 22, 2135, 2015.

Rose Bengal A Unique Compound with a Long History of Human Use A water-soluble dye created by Gnehm in Switzerland in 1882 1 More than a half century of clinical use as diagnostic marker An established safety profile - Intravenous hepatic diagnostic 2 (Robengatope®) - Topical ophthalmic diagnostic 3,4 (Rosettes® and Minims®) 3,835 medical literature citations, 246 related to cancer 5 1 Gnehm R.Ueber Tetrachlorphtalsäure. Justus Liebigs Annalen der Chemie 1887; 238:318–338. 2 Delprat GD. Arch Int Med 1923; 32(3): 401-401. 3 Feenstra RPG and Tseng CG. Arch Ophthalmol 1992; 110:984–993. 4 Norn MS. Acta Ophthalmol 1970;48(3):546-559. 5 PubMed search terms “rose bengal” and “rose bengal cancer,” respectively, through December 16, 2015. 6 Ito A et al., JNCI 1986; 77: 277. Therapeutic potential remained undiscovered in literature until Provectus began preclinical studies 6

Our Rose Bengal-Based Investigational Drugs PV-10 Selectively cytotoxic to cancer cells at high concentrations 1,2 10% Rose Bengal disodium solution Direct injection into solid tumors Rapid autolysis of tumor cells 3 Generates measurable systemic immune response PH-10 Efficient photosensitizer at low concentrations 0.005% Rose Bengal disodium hydrogel Topical application to skin (daily) Photoactivation by visible (green-yellow) light Potential anti-inflammatory activity in diseased tissue 1 Liu et al., Oncotarget 7, 37893, 2016. 2 Qin et al., Cell Death and Disease 8, e2584, 2017. 3 Wachter et al., SPIE 4620, 143, 2002.

Multiple Clinical Trials Show Breadth of Opportunity for Multiple Indications Preclinical Phase 1 Phase 2 Phase 3 Approval and others b c a Registration trial. BCC, basal cell carcinoma; NSCLC, non-small cell lung cancer. b TGA (Therapeutics Goods Administration) is the regulatory body for therapeutic goods in Australia. c CFDA (China Food and Drug Administration) is the regulatory body for pharmaceuticals in China. Other inflammatory skin disease PH-10 Psoriasis Psoriasis MOA Atopic Dermatitis Liver, Melanoma MOA BCC, Bladder, Colorectal, NSCLC, Pancreatic, Prostate Melanoma Combo Melanomaa PV-10 Breast NET (Liver)

PV-10 Development Pipeline

Indication	Pre-Clinical	Phase 1	Phase 2	Phase 3	Status
Melanoma (Locoregional)	PV-10 →	→	→	→	• Orphan drug status obtained in January 2007 • Phase 1 and 2 studies completed • Phase 3 study in progress: Opened recruitment in April 2015
Melanoma (Stage IV)	PV-10 + Pembrolizumab →	→	→		• Phase 1b/2 study initiated Sep 2015
Melanoma (Mechanism of Action)	PV-10 →	→			• Phase 1 study to detect immune cell infiltration into melanomas treated with PV-10 • Comprehensive data published May 2016
HCC and Liver Metastasis	PV-10 →	→			• Orphan drug status obtained in April 2011 • Phase 1 patient accrual and treatment completed (initial cohorts) • Phase 1 protocol expansion (expansion cohorts Sep 2012 to present) • Initial data communicated mid-2015, update communicated Feb 2017 • Phase 1b/2 study planned for Asia / Pacific Rim
Breast Cancer	PV-10 →	→			• Phase 1 study completed • Further clinical development planned
Other Solid Tumors	PV-10 →				• BCC, bladder, colorectal, NSCLC, pancreatic, prostate
Pediatric Tumors	PV-10 →				• Sarcoma, blastoma and leukemia

BCC, basal cell carcinoma; NSCLC, non-small cell lung cancer

PROVECTUS

7

Oncolytic Immunotherapy PV-10’s Two-Pronged Approach to Fighting Cancer Local Effect: Tumor Autolysis Rapid reduction in tumor burden after injection of PV-10 into cancerous lesions Selective targeting by PV-10 minimizes side effect potential 1 Systemic Effect: Triggers Tumor-specific immune response PV-10 can cause immunogenic cell death leading to regression of untreated tumors 2 Data show that PV-10 combined with check point inhibitors and chemotherapy drugs can provide synergistic effects 3-5 1 Thompson et al., Ann Surg Oncol. 2015. 2 Qin et al., Cell Death and Disease 2017. 3 Wachter et al., AACR 2013. 4 Pilon-Thomas et al., SITC 2014. 5 Pilon-Thomas et al., SITC 2016.

Pivotal Phase 3 Melanoma Trial

- International multicenter, open-label, randomized controlled trial (RCT) of single-agent PV-10 to assess treatment of locally advanced cutaneous melanoma
- Patients randomized to PV-10 or systemic chemotherapy or Imlygic™
- Primary endpoint: Progression-free survival (PFS) [a]
- Secondary endpoints: Complete response rate (CRR) and overall survival (OS)
- Trial is enrolling, interim data read-out when 50% events are achieved [b]
  - Oncology trials are very competitive
  - Expanding study to Europe, Latin America and Asia in 2017 to address enrollment challenges



Eligible patients n = 225 (planned)
Randomization 2:1
PV-10 n = 150
Systemic Chemo or Imlygic™ n = 75
Up to 18 mos: Outcome assessment every 12 weeks
Until PD, Death or Study Closure: Outcome assessment every 6 months
Endpoints
Primary
PFS
Secondary
CRR
OS

[a] Patients who meet the study protocol definition of disease progression but do not have evidence of active visceral metastases will be eligible to enter the crossover portion of the study and receive PV-10. [b] All sites will listed be on clinicaltrials.gov.

PROVECTUS

10

Metastatic Melanoma Phase 2 Trial International, multi-center (7 sites), single arm, Phase 2 trial of 80 patients with refractory cutaneous melanoma; failed multiple treatments Lesions were treated up to 4 times each over a 16-week period, and followed for 1 year Endpoints included ORR, PFS, imaging of visceral metastases, and quality of life An 82% locoregional disease control rate was achieved in evaluable patients; 50% complete response (CR) in patients where all disease was treated; peer-reviewed data published 1 a Includes 13 non-evaluable patients with disease progression prior to week 8 1 Thompson JF, Agarwala SS, Smithers BM, et al.  Ann Surg Oncol. 2015. Evaluable Patients, n = 67 Response in Target Lesion All (N = 80) a Evaluable ( N = 67) Complete Response (CR) 21 (26%) 21 (31%) Partial Response (PR) 20 (25%) 20 (30%) Stable Disease (SD) 14 (18%) 14 (21%) Progressive Disease (PD) 25 a (31%) 12 (18%) O bjective response Rate (CR + PR) 41 (51%) 41 (61%) Locoregional disease control (CR + PR + SD) 55 (69%) 55 (82%)

Male, age 86, Stage IIIC, multiple subcutaneous metastases that recurred after surgery and radiotherapy Single treatment with 1.2 mL of PV-10 to 1 lesion 3 untreated bystander lesions No evidence of disease at 10 months 1 Metastatic Melanoma Phase 1 Trial Clinical Example 1 Thompson JF, Hersey P and Wachter EA. Mel Res 18, 406, 2008.

Melanoma Combination Therapy Phase 1b/2 Trial Combination of intralesional PV-10 and immune checkpoint inhibition PV-10 administered every 3 weeks Pembrolizumab administered 2 mg/kg every 3 weeks, per prescribing information (label) Phase 1b/2 trial of Stage IV patients with advanced melanoma (Stage IV) Phase 1b: PV-10 and pembrolizumab Phase 2: PV-10 and pembrolizumab vs. pembrolizumab Primary endpoints: Safety and tolerability (Phase 1b), Progression-Free Survival (Phase 2) Secondary endpoints for both Phase 1b and 2: Progression-Free Survival (1b), Objective Response Rate, Change in Immune Biomarkers, Overall Survival Status: Study started in October 2015 and is enrolling See https://clinicaltrials.gov/ct2/show/NCT02557321 for more information

Peer-Reviewed Independent Results



PLOS

Intralesional Injection of Rose Bengal Induces a Systemic Tumor-Specific Immune Response in Murine Models of Melanoma and Breast Cancer

Abstract

Introduction

www.impactjournals.com/oncotarget/ Oncotarget, Vol. 7, No. 25

Research Paper

Intralesional rose bengal in melanoma elicits tumor immunity *via* activation of dendritic cells by the release of high mobility group box 1

ABSTRACT

INTRODUCTION

OPEN

Colon cancer cell treatment with rose bengal generates a protective immune response via immunogenic cell death

2013 – PLOS | ONE

Toomey et al.: "These studies establish that IL PV-10 therapy induces tumor-specific T cell-mediated immunity in multiple histologic subtypes and support the concept of combining IL PV10 with immunotherapy for advanced malignancies."

2016 – Oncotarget

Liu et al.: "IL injection of RB has been shown to induce regression of injected and uninjected tumors in murine models and clinical trials. These results support the role of IL RB to activate dendritic cells at the site of tumor necrosis for the induction of a systemic anti-tumor immune response."

2017 – Cell Death and Disease

Qin et al.: "Rose bengal (RB) is toxic at low concentrations to malignant cells and may induce damage-associated molecular patterns; therefore, we investigated its potential as an immunomodulator in colon cancer. In conclusion, RB serves as an inducer of ICD [immunogenic cell death] that contributes to enhanced specific antitumor immunity in colorectal cancer."

PROVECTUS

14

PV-10: Commercial Plan Outpatient setting for cutaneous disease or short stay for visceral lesions Treatment decision: Medical or surgical oncologist Treatment delivery: Performed by physician or interventional radiologist (visceral lesions)

PH-10: Inflammatory Skin Disease PH-10 is a hydrogel formulation of Rose Bengal for topical application to the skin Photoactivated by ambient light Under development for psoriasis and atopic dermatitis (eczema) FPO

PH-10: Clinical Plan Three Phase 1 psoriasis studies (total of 40 patients) Phase 2 trial (30 psoriasis patients) Phase 2 randomized controlled trial (99 psoriasis patients) Phase 2 MOA (30 psoriasis patients) Immunologic assessment of tissues complete Q1 2017 Preparing design of Phase 3 study (psoriasis) Randomized controlled trial (RCT): PH-10 vs vehicle Psoriasis Severity Index (PSI) and Investigator Global Assessment (IGA) endpoints

PH-10: Commercial Plan Treatment delivered in an outpatient setting No pre-treatment or post-treatment care Topical gel activated by ambient light Treatment decision: Dermatologist Treatment delivery: Performed by Patient

Strong Intellectual Property Multiple foundational patents, patent applications, and trade secrets 32 issued U.S. patents Competitive protection: Second Medicinal Use, Method of Use, Formulation, Synthesis, and Combination Expiration: (combination and synthesis) 2030 to 2032 Combination therapy patent shared with Pfizer The treatment combination of PV-10 and immunomodulatory therapeutic agents (including checkpoint inhibitors); initial U.S. patent issued, divisional cases ongoing Drug substance manufacturing process patents Three U.S. patents issued on manufacturing of drug substance (active ingredient in PV-10 and PH-10) Extends the scope of protection of the manufacturing process conferred initially in 2013 to include coverage of the use of alternative raw material in manufacturing drug substance

Collaborations Letter of Intent with Boehringer Ingelheim (China) Investment Co. Ltd. to provide regulatory support and lay a foundation to collaborate in bringing PV-10 to market in mainland China, Hong Kong and Taiwan. Joint patent inventorship with Pfizer, Inc. The patent will protect use of PV-10 in combination with certain other types of drugs in the treatment of melanoma and cancers of the liver. Joint research agreement with POETIC focused on pediatric applications of PV-10 as a potential treatment for childhood cancers. The Pediatric Oncology Experimental Therapeutics Investigators' Consortium (POETIC) is composed of ten large academic medical centers in North America with a major emphasis on comprehensive cancer care and research that provide the collaborative and research strength needed to complete intensive phase I and II studies. POETIC's pediatric oncology studies focus on the biologic basis for anti-cancer therapy, and in particular, attempt to explore and evaluate new agents and novel combinations of therapies early in clinical development.

Financials Common Shares Outstanding (12/30/16) (unaudited) 364,773,297 Preferred Shares Outstanding (12/30/16) (unaudited) 8,600 Cash at 12/30/16 (unaudited) $1,168,578 Fiscal Year-end 31-Dec External Auditors Marcum LLP Legal Counsel Baker, Donelson, Bearman, Caldwell & Berkowitz, PC Transfer Agent Broadridge Corporate Issuer Solutions Ticker Symbol PVCT

The Provectus Leadership Team Lead innovator of PV-10 Co-founder of Provectus and President since 2002 Previously served in senior management positions at Photogen Technologies, Inc.; Genase LLC; and Oak Ridge National Laboratory Holder of 28 U.S. patents and Ph.D. in Chemical Engineering Experience researching, developing and testing potential pharma products Eric Wachter Chief Technology Officer Co-founder of Provectus in 2002 and Chief Technology Officer since 2012 Previously served in senior management positions at Photogen Technologies and Oak Ridge National Laboratory Holder of 30 U.S. patents and Ph.D. in Chemistry Responsibilities include pre-clinical development and clinical testing of photodynamic therapy pharmaceuticals and photoactivation systems Al Smith Chairman Founder of AE Smith Associates, LLC and serves as its Chief Executive Officer Senior Advisor for Kroll Bond Rating Agency; and K2 Global Consulting, N.A. Spent most of his career on Wall Street at Mitchell, Hutchins & Co.; CMJ Partners, LLC; Bear Wagner Specialists LLC ; and Hunter Specialists LLC Tim Scott, Ph.D. President John R Glass, Interim Chief Financial Officer President of J.R. Glass & Associates (financial, operating and marketing consulting firm) Controller for CytoCore, Inc. (OTCBB: CYOE) from January 2007-May 2014 Former Chief Financial Officer of U.S. Real Tec, Inc.; former Vice President and Chief Financial Officer of Heath Charage Corporation; former Vice President and Chief Financial Officer of Aluminum Distributors, Inc.

$20 Million Rights Offering Offering up to $20 million of Units to existing common stockholders and holders of the Company's class of warrants expiring June 2020 with an exercise price of $0.85 (the "Listed Warrants") 1 Unit = 4 shares of common stock + 1/2 of a share of Series C Convertible Preferred Stock Series C Preferred Stock: 7% per annum PIK dividend until second anniversary of date of issuance payable in shares of common stock Conversion ratio of 8 shares of common stock for each share of Series C Preferred Stock held at time of conversion Entitled to receive a percentage, ranging from 10% to 30%, of (i) any net licensing proceeds or any net sales from PV-10 and PH-10, (ii) payments in connection with our liquidation, dissolution or winding up and (iii) payments in connection with any fundamental transaction, or any sale, lease, conveyance or other disposition of any intellectual property relating to PV-10 or PH-10. Exact percentage of such payments within that range will be based upon the gross proceeds we receive in the Rights Offering, as follows: Record date is January 26, 2017 Rights must be exercised by 5:00 pm ET on the expiration date of the offering, which management has determined, subject to board approval, to extend to March 3, 2017 Gross Proceeds Received by the Company Applicable Percentage $10 million or less 10% More than $10 million to $20 million 20% More than $20 million 30%

$20 Million Rights Offering Use of Proceeds 80% of the proceeds for clinical development of PV-10 Balance for working capital and general corporate purposes

Investment Highlights Unique compound with long history of human use Large addressable global markets in oncology and dermatology Leadership team has deep experience with the drugs and technology Strong intellectual property Partnerships and collaborations

Provectus Biopharmaceuticals, Inc. Timothy C. Scott, PhD, President +1 (866) 594-5999, ext. 13 scott@pvct.com Investor and Media Relations: Allison & Partners Todd Aydelotte, Managing Director +1 (646) 428-0644 Provectus is grateful to both stockholders and colleagues for their role in improving treatment options for patients everywhere www.provectusbio.com

Questions

How to Read Your Rights Certificate Rights Certificate # Total Number of Rights that your are entitled to exercise Number of Rights = (Number of Shares or Warrants registered with our transfer agent) / 20

How to Read Your Rights Certificate Basic Subscription Right: Total Number of Units Purchased and Price (Up to Number of Rights listed on first page) Over-Subscription Privilege: Number of Additional Units (Optional, and only if you have exercised all of your Rights, listed on first page, in full) Complete based on your preference Select if desired (if your exercise of Rights would or may result in your ownership of common stock being in excess of 4.99% of the outstanding common stock post-Rights Offering)

How to Read Your Rights Certificate Specify form of payment Sign the form Enter broker name (if applicable) Questions should be directed To Maxim or Broadridge

Exhibit 99.2

PROVECTUS BIOPHARMACEUTICALS

Business Update Teleconference

February 9, 2017

SLIDE 1

OPERATOR:

Good afternoon, and welcome to the Provectus Biopharmaceuticals business update and Rights Offering conference call.

At this time, all participants are in a listen-only mode. If anyone should require operator assistance during the conference, please press star, zero on your telephone keypad. As a reminder, this conference is being recorded.

I would now like to turn the conference over to Lori Metrock of the law firm of Baker, Donelson, Bearman, Caldwell & Berkowitz, corporate counsel of Provectus Biopharmaceuticals. Ms. Metrock, the call is now yours.

SLIDE 2 FORWARD LOOKING STATEMENTS

LORI METROCK:

Thank you, Operator. Good afternoon, and welcome to the Provectus Biopharmaceuticals business update conference call. During this call we will discuss the Company’s business, the Rights Offering and the planned use of proceeds from the Rights Offering. Karl Brenza, Managing Director of Maxim Group, the dealer-manager for the Rights Offering, will also say a few words regarding the Rights Offering. Management will then address key questions that investors have submitted prior to this call.

At this time, I must advise all listeners that this call contains forward-looking statements as defined under the US Federal Securities laws. These statements reflect management’s current knowledge, assumptions, beliefs, estimates, and expectations, and express management’s current view of future performance, results, and trends and such forward-looking statements may be identified by the use of terms such as anticipate, believe, could, estimate, expect, intend, may, plan, predict, project, will, and other similar terms.

Forward-looking statements are subject to a number of risks and uncertainties that could cause our actual results to materially differ from those described in the forward-looking statements. You should not place undue reliance on forward-looking statements. Such statements are made as of the date such statements are made and we undertake no obligation to update such statements after this date.

Now, I will turn the call over to Timothy C. Scott, PhD, President of Provectus. Good afternoon, Timothy.

SLIDE 3 – PROVECTUS HISTORY

TIM SCOTT:

Thank you Lori for that introduction, and thank you to everyone listening in today. We are glad to have this opportunity to update you on the exciting progress we are making with our clinical trials at Provectus and to discuss the Rights Offering that we have recently launched.

In the proceedings, first we will provide an overview via a slide presentation to show you where we are in the drug development process, then review the details of the Rights Offering and then present answers to questions that we have received from our shareholders.

As many of you know, Provectus was founded in 2002 by Scientists that had worked at Oak Ridge National Laboratory. Known as “ORNL”, Oak Ridge National Lab is a United States Department of Energy multi-program facility with a rich history of discovery and innovation. ORNL was an integral part of the Manhattan Project that led to the development of atomic weapons in the 1940’s, and scientists have been building on that legacy through the present day in a number of important areas of science and technology.

I left ORNL in the early 1990’s via the Entrepreneurial Leave program to pursue technology that I had helped to discover at the Lab. Outside of the laboratory environment, along with other scientists that I had met from ORNL, we discovered and developed the underlying technology and intellectual property that forms the foundation of Provectus.

Presently, Provectus is focused on development of Rose Bengal-based investigational drugs that are applicable in two important disease categories: oncology and dermatology.

For oncology there is PV-10 which is designed to treat patients with solid tumor cancers, used alone or in combination with other therapeutic agents and treatments.

For dermatology, we have PH-10 which is designed to treat psoriasis and atopic dermatitis as well as other inflammatory skin diseases.

Human clinical data from over five hundred patients have demonstrated preliminary efficacy for both PV-10 and PH-10 and also have demonstrated that these investigational drugs preferentially target diseased tissue with side effects consistent with a local therapy.

SLIDE 4 – Rose Bengal Unique Compound, Long History of Human Use

The active ingredient in both PV-10 and PH-10 is Rose Bengal, a unique compound with a long history of human use. It started out as a red dye for cloth back in the 1880’s, and has more than a half-century of prior clinical use as a diagnostic agent beginning in the 1920’s, both as an IV liver function test and a topical diagnostic for the eyes. Presently it is used as a food dye in Japan. As a result, it has an established safety profile for IV, oral, and topical use.

We envisioned potential therapeutic uses by examining the extensive literature citations for the propensity of Rose Bengal to stain diseased tissue and by examining the results of murine (mouse) toxicology studies. Instead of mice getting sick when ingesting large doses of Rose Bengal, the mice were markedly healthier. This is fascinating because these mice had a propensity to get cancer so you can think of them like a canary in a coal mine. Interestingly, the mice drinking Rose Bengal lived longer than control mice.

From this information and subsequent pre-clinical experimentation, we hypothesized and then confirmed that a high concentration of Rose Bengal (PV-10) appears to utilize physical chemistry to target rapidly growing cells such as cancers and induce a selective cytotoxic effect that can elicit help from the immune system.

In addition, we observed that at low concentrations for topical applications that Rose Bengal (PH-10) appears to target inflammatory skin diseases and make use of very efficient photochemical processes to selectively impact the underlying cause of these diseases.

SLIDE 5 – ROSE BENGAL BASED INVESTIGATIONAL DRUGS

So to summarize, we have developed two investigational drugs based on the abilities of Rose Bengal to selectively stain diseased tissue and elicit either cytotoxic or photoactive effects on the diseased tissue based on their formulation, route of administration, concentration and intended use.

This table illustrates the differences between our two investigational drug formulations.

PV-10 is a concentrated, dark red, liquid solution of 10% Rose Bengal that is directly injected into solid cancer tumors. PH-10 is a light pink (0.005%) hydrogel that is topically applied to affected areas of the skin.

PV-10 via selective cytotoxicity induces rapid destruction of the tumor and can generate a systemic immune system response, while PH-10 undergoes photoactivation by ambient visible light and appears to have anti-inflammatory activity in the diseased tissue.

With these two formulations we are able to approach clinical development for a number of important diseases in oncology and dermatology.

With this background in mind, I will turn the presentation over to our Chief Technology Officer, Dr. Eric Wachter, who will discuss the clinical development aspects of PV-10 and PH-10.

ERIC WACHTER:

Thanks, Tim, and good afternoon.

SLIDE 6 – MULTIPLE CLINICAL TRIALS

Our development programs for PV-10 and PH-10 highlight the multi-indication opportunities of these investigational drugs. Late-phase, advanced development in our lead indications, melanoma for PV-10 and psoriasis for PH-10, are followed by mid- and early-phase clinical trials in a number of follow-on indications. At the foundation of these are preclinical studies that are used to identify potential future clinical development opportunities.

It is typically at the conclusion of phase 3 testing, which definitively quantifies efficacy and safety characteristics of an investigational drug, that FDA review and approval are sought. Because each indication requires a separate set of trials, PV-10 and PH-10 are both at different stages in their development depending on the indication in question.

SLIDE 7 – PV-10 Development Line

With regard to PV-10, let’s look at where each indication stands.

Our investigations into PV-10 for melanoma are where we are the most clinically advanced. We obtained orphan drug status for PV-10 in January 2007, and we have completed both phase 1 and phase 2 studies. In addition to the 100 patients who participated in these studies, an additional 177 melanoma patients received PV-10 under an expanded access protocol that bridged the period from completion of phase 2 to the start of phase 3. Our phase 3 study is underway, with the first site opened in April 2015. We continue to open new sites and are planning to open multiple sites in Europe soon, to be followed by sites in Latin America and Asia. Clinical development in oncology is a very competitive area, and the initial rollout of this study has been much slower than we hoped, but with the expansion of the study to these additional regions we hope to improve the rate of patient enrollment in 2017.

We are also investigating PV-10 for more advanced melanoma in combination with pembrolizumab (Merck’s Keytruda), where a phase 1b/2 study began in September 2015. Combination therapy, a major trend in oncology today, is a promising approach for cancer treatments, where drugs used together get better results than when they are used on their own. This study is designed to show safety of the combination in phase 1b, and if successful, is followed immediately by commencement of testing for efficacy in phase 2.

In addition, we’ve completed a phase 1 study to uncover PV-10’s mechanism of action. It isn’t enough today to know that a drug works; you have to know how. I will explain what we found shortly.

Moving onto PV-10 for liver cancers, we secured orphan drug status in 2011 for hepatocellular carcinoma (or primary liver cancer), and have a Phase 1 study that is assessing safety and preliminary efficacy in HCC and in other cancers that have metastasized to the liver. Initial patient accrual and treatment has been completed, and based on data from those patients we expanded the protocol in September 2012. Initial data were communicated publicly in 2015, and we reported updated data this past weekend. We now have a phase 1b/2 study planned for the Asia / Pacific Rim where liver cancer is prevalent.

We have completed a phase 1 study of breast cancer and are planning further clinical development for this indication.

PV-10 could also play a role in treatment of other solid tumors, such as basal cell carcinoma, colorectal carcinoma and pancreatic adenocarcinoma. These cancer indications have been the subject of pre-clinical investigation and represent opportunity for future clinical study. In the case of colon cancer, an article was published last week, titled, “Colon Cancer Cell Treatment with Rose Bengal Generates a Protective Immune Response via Immunogenic Cell Death,” in the peer-reviewed journal Cell Death and Disease. This article is important because it confirms the mechanism of action of PV-10 using a combination of in vitro and animal models, and provides detailed insight into the “how” of observations we’ve made in the clinic and rationale for our clinical trial designs. A copy of this article is available on our website.

We announced in December 2016 that we’ve signed a joint research agreement with POETIC, the Pediatric Oncology Experimental Therapeutics Investigators Consortium, a group of 10 top-tier academic medical centers developing new pediatric cancer therapies, to investigate potential pediatric applications of PV-10 for childhood cancers. With the help of the POETIC team this early but exciting initiative could move quickly from pre-clinical to clinical study in one or more class of pediatric tumors, building on the interesting mechanism of action for PV-10 and our clinical experience with adult cancers.

So, let me explain the mechanism of action of PV-10 on the next slide.

SLIDE 8 – Mechanism of Action of PV-10

We share the current enthusiasm for immuno-oncology that is revolutionizing cancer treatment by harnessing the body’s immune system to fight the patient’s disease. For PV-10, our approach is via oncolytic immunotherapy.

First, PV-10 has a local effect – tumor autolysis. Tumor burden is rapidly reduced when PV-10 is directly injected into cancerous lesions (an approach called intralesional injection). This selectively destroys the tumor and reduces potential for systemic side effects. This is the oncolytic portion of the mechanism.

Second, the oncolytic process can trigger a systemic effect, via immunogenic cell death. The resulting immunologic stimulation can lead to regression of uninjected tumors, what is sometimes referred to as a “bystander effect.” This is the immunotherapy portion of the mechanism. We’ve found that in animal models this immunologic stimulation can also enhance the effect of some of the most important classes of the immune-oncology agents, along with that of certain conventional chemotherapy drugs.

We utilize this two-pronged approach one way or another in all of our current clinical trials.

Now, let me show you graphically how this works.

SLIDE 9 – MOA Continued

Intralesional injection of PV-10 leads to rapid autolytic death of injected tumors (the ablative, or oncolytic effect, of PV-10), often within a few hours.

This rapid tumor death falls in the category of immunogenic cell death, and can lead to recruitment and training of the adaptive immune system, including T cells, within the first days or few weeks of injection. T cell activation is implicated in the bystander response that can be observed following PV-10, and this process is at the core of immune-oncology.

As I noted previously, this mechanism of action underlies all of our current clinical trials, from selection of indication to endpoints to combination strategies.

Moving to specific trials, let’s start with our phase 3 study of PV-10 for locally advanced cutaneous melanoma.

SLIDE 10 – The Phase 3 Melanoma Study

This is an international multicenter, open-label, randomized controlled trial (or RCT) to assess intralesional PV-10 used alone for treatment of locally advanced cutaneous melanoma. Patients are randomized to PV-10 or the investigator’s choice of systemic chemotherapy or the new intralesional drug from Amgen, Imlygic™, which is an oncolytic virus. Like PV-10, Imlygic may cause an oncolytic effect in injected tumors and possible systemic immune response.

The primary endpoint is Progression-free survival (or PFS), with secondary endpoints being complete response rate and overall survival. This trial is currently enrolling, and is designed to allow an interim data read-out when 50% of the events are achieved.

When it was launched in 2015 we expected to be at the interim point by now, but as I noted earlier, oncology, and in particular, melanoma, has become very competitive with regard to investigator time and patient enrollment. To address this challenge we are expanding the study to regions with less competition, and proceeds from the Rights Offering will play a crucial role in expanding the study and enrolling sufficient patients to reach interim read-out.

SLIDE 11 – Phase 2 TRIAL

We look forward to the data from our phase 3 trial and are encouraged as we conduct the study based on the results from our phase 2 trial. To remind many of you who follow us, the completed phase 2 trial was an international, multi-center (7 sites), single arm trial enrolling 80 patients with refractory cutaneous melanoma, that is, patients who had failed multiple treatments. Lesions were treated up to 4 times over a 16-week period, and patients were followed for 1 year. The endpoints included objective response rate, progression-free survival, imaging of visceral metastases, and quality of life. As you see on this slide, a 61% objective response rate was achieved in evaluable patients. When all disease was treated, 50% of patients achieved a complete response. In layman’s terms, half of those patients had no remaining melanoma after the investigational treatment. The study’s data were published in a peer-reviewed publication, and guided selection of the patient population and treatment regimen we are evaluating in the phase 3 study.

SLIDE 12 – Case Study

While our Phase 1 trial was conducted with only 20 patients, I thought it would be useful to show you one early example that helped shape our subsequent clinical and mechanism of action studies. This patient is a male, age 86, with Stage IIIC melanoma that recurred at multiple locations under the skin after surgery and radiotherapy. He received a single injection with PV-10 to just one lesion, while 3 bystander lesions, labeled A, B and C in the diagram, were not injected. He experienced complete response in the injected lesion, with no evidence of residual disease at any site after 10 months. He went on to live disease free for another 18 months before succumbing to side effects from his prior therapy. This outcome was very encouraging and serves as a example of why we are pursuing use of PV-10 as single-agent therapy.

SLIDE 13 – Combination Study

In addition to the single-agent approach, we have mentioned our combination study of PV-10 with pembrolizumab a few times already, so let’s look at this study. It examines the combination of intralesional PV-10 and immune checkpoint inhibition in a phase 1b/2 trial. This study is open to Stage IV patients, that is, patients with distant or visceral disease in their internal organs. PV-10 is administered every 3 weeks to the patient’s injectable lesions, usually those in the skin, and the systemic checkpoint inhibitor pembrolizumab is administered on this same schedule, per U.S. prescribing information.

The phase 1b part of the study is designed to test safety of the combination, while the phase 2 part will compare efficacy of the combination vs. pembrolizumab alone. The primary endpoints are safety and tolerability in the phase 1b, and progression-free survival for the phase 2 part. Additional endpoints are objective response rate, change in immune biomarkers, and overall survival. The phase 1b part of the study started in October 2015 and continues enrolling now.

SLIDE 14 – Independent Results

In parallel with advances in our clinical programs, we have also expanded the understanding of the mechanism of action of PV-10 through collaborations with outside experts in immuno-oncology. This work, with investigators from Moffitt Cancer Center and the University of Illinois at Chicago, have looked into the oncolytic and immunogenic cell death processes triggered by PV-10, in multiple tumor types, including melanoma, breast and colon, and in both mouse and man. Early results led to multiple presentations at scientific conferences over the years, and have culminated in peer-reviewed publications explaining how PV-10 works. This work not only solidifies our decisions on study design but also differentiates our unique therapeutic approach against others in a large but crowded oncology market.

SLIDE 15 – PV-10: Commercial Plan

As you can expect, we are planning for eventual commercialization of PV-10. We may do this alone since oncology is a highly focused market or with a partner. We expect PV-10 to be used in an outpatient setting for skin diseases, such as melanoma, or possibly involving a short hospital stay for visceral disease, such as hepatocellular carcinoma.

The treatment decision would belong to a medical or surgical oncologist, with the treatment delivered by the oncologist, or in the case of visceral disease, by an interventional radiologist.

SLIDE 16 – PH-10: Inflammatory Skin Disease

Although we have limited time today, I want to spend a brief amount of time with PH-10. This investigation drug is a hydrogel formulation of Rose Bengal for topical application to the skin. It is activated by ambient light and is under development for psoriasis and atopic dermatitis (eczema). Like PV-10, we are currently investigating the mechanism of action of PH-10, with particular emphasis on anti-inflammatory potential as an immune modulator. This may sound superficially like PV-10, and as is the case with PV-10, outcome of this work could play a crucial role in designing future studies and differentiating the product in another large but crowded market.

SLIDE 17 – PH-10: Clinical Plan

We have completed three Phase 1 psoriasis trials totaling 40 patients that demonstrated initial safety and provided preliminary evidence of efficacy; and several Phase 2 trials in psoriasis, including a randomized controlled study that compared three strengths of PH-10 vs vehicle in 99 patients. This study led us to our current product strength that was used in a Phase 2 mechanism of action study. This was also a controlled study, in this case with the patient’s plaque receiving vehicle for one month followed by PH-10 for one month. Biopsy specimens collected of these plaques, collected at several points in the study, are the subject of ongoing immunological assessment expected to be completed in the first half of 2017. We are currently designing a Phase 3 study, which will be a randomized controlled trial of PH-10 using standard endpoints: the Psoriasis Severity Index and Investigator Global Assessment.

SLIDE 18 – PH-10: Commercial Plan

If approved, we see PH-10 used in an outpatient setting, with the treatment decision made by a dermatologist. It is our belief that the application of the gel is simple enough that the patient can do it on his or her own, which has been the case for all of our phase 2 studies.

That covers our past, present and future plans for PV-10 and PH-10, so now I would like to turn the call back over to Tim, again, for a discussion of the Company’s position and future plans.

TIM SCOTT:

Thank you Eric. Let us now take a moment to focus on one of our most important assets:

The intellectual property portfolio.

SLIDE 19 – STRONG IP Protections

We have 32 U.S. patents and additional trade secrets that cover the foundational science and technology of the Company. We have protected our position with a combination of patents covering second medicinal use, method of use, formulation, synthesis, and use in combination with other drugs.

The most important of these patents have quite a bit of lifetime, with the synthesis coverage that involves both PV-10 and PH-10 running to 2030 and the combination coverage that involves PV-10 running to 2032.

Our initial combination patent covering the use of PV-10 with check-point inhibitors is shared with Pfizer, and has issued in the US and has been filed in multiple other global jurisdictions. Additional combinations covering use of PV-10 with other classes of therapy are the subject of additional patent filings that are solely owned by Provectus.

As a further example, we have patents protecting the Rose Bengal manufacturing process which gives protection to both PV-10 and PH-10. This extends the scope of protection of the manufacturing process conferred initially in 2013 to include coverage of the use of alternative raw materials in the manufacturing process.

The bottom line is that Provectus has a very solid Intellectual Property Portfolio protecting the unique qualities of our investigational drugs.

Slide 20 – Collaborations

In addition to the joint patent with Pfizer, we have a couple of other collaborations that we believe will be important to our future.

We have signed a Letter of Intent with Boehringer Ingelheim (China) Investment Co. Ltd, to provide regulatory support and lay a foundation to collaborate in bringing PV-10 to market in mainland China, Hong Kong and Taiwan. They are providing valuable input for working with Chinese pharma companies and the Chinese FDA. This is of paramount importance to the development of our liver cancer program.

In late 2016, we signed a joint research agreement with the Pediatric Oncology Experimental Therapeutics Investigators’ Consortium (POETIC). This effort is focused on application of the investigational drug PV-10, as a potential oncolytic immunotherapy, for a number of childhood cancers. As Eric alluded to earlier, we are very excited to be working with the members of POETIC that includes researchers at Institutions such as Memorial Sloan-Kettering Cancer Center and Alberta Children’s Hospital.

I would like to turn the call over to John Glass, our interim Chief Financial Officer, to briefly discuss our financial position.

SLIDE 21 – FINANCIALS

JOHN GLASS:

Thank you, Tim. As you can see, we have 364.8 million shares of common stock outstanding, and 8,600 shares of Series B Preferred Stock outstanding, as of December 30, 2016. Cash on hand was $1,168,578 as of December 30, 2016. As you know, we intend to raise capital now through the Rights Offering. We will have Lori Metrock of the law firm Baker Donelson review the Offering shortly, and we will have Karl Brenza, Managing Director from Maxim, say a few words.

Tim…

TIM SCOTT:

SLIDE 22 – Management

Provectus is currently run by a small team of professionals, each of whom brings unique skills to the table. Chairman of the Board Al Smith IV is a veteran of Wall Street with decades of experience in corporate operations and governance.

I am President of Provectus. I am also one of the co-founders of Provectus and lead inventor of PV-10. In addition, I have a number of patents and publications in a wide variety of areas of science and technology and have experience in researching, developing and testing potential pharma products. I have a PhD in Chemical Engineering.

Our Chief Technology Officer (CTO) is Dr. Eric Wachter. He is a co-founder of Provectus and has a large number of patents and publications in a number of technology areas. His responsibilities include overseeing preclinical development, intellectual property, and the clinical development program which includes all the clinical trials. He has a PhD in Chemistry.

Since April 2016 John Glass has served as interim CFO under a consulting agreement. John has numerous years of CFO and public company experience. We are working with one of the top search firms to find a new CEO and we expect that the position will be filled soon. With the input of the new CEO position, a search for a permanent CFO will begin.

We have key consultants who support us in operations, finance, and clinical operations and development. I would like to thank all of them today for their hard work in advancing PV-10 and PH-10 to these mid-and late phase clinical trials.

There have been some questions about the management changes – the departures of both our former CEO and former CFO. Management changes like these are never an easy situation. As previously reported in our SEC filings, the Audit Committee, composed solely of independent directors, undertook an investigation regarding travel expense advancements and reimbursements of our former CEO, Dr. Craig Dees, when he resigned in February 2016. As part of that investigation, the Audit Committee retained an expert third party forensic accounting firm to conduct a review of all employee advances and reimbursements. Both Eric and I were scrutinized as well, but were eliminated from further review by the forensic accountants. In the fall of 2016 the forensic accountants reported to the Audit Committee its results on our former CFO, Mr. Culpepper. Mr. Culpepper was allowed to respond to the report from the forensic account, but once Mr. Culpepper’s response was reviewed and analyzed by the Audit Committee and its independent legal team, the Audit Committee recommended, and the board unanimously approved, the immediate termination of Mr. Culpepper.

We believe we have started 2017 with a clean slate and the investigation is now complete. As I mentioned earlier, we are conducting a search for a new CEO with a major executive search firm and are happy to say that we are seeing highly qualified individuals. In the interim, we have been fortunate to work with John Glass who has significant public company financial experience. That is all we are going to say about the management changes as we are moving forward and optimistic about the future.

Now I would like to turn the call over to Lori Metrock of the law firm Baker Donelson, outside corporate counsel for Provectus. She is going to walk you through the details of Rights Offering.

LORI METROCK:

Thank you Tim.

SLIDE 23 – RIGHTS OFFERING

As you know, Provectus commenced a Rights Offering last week. A rights offering is very common in Europe and is being practiced more and more in the United States. The rights are being offered to both current common shareholders and listed warrant holders for a unit price of $1.00 per unit.

Holders will receive one subscription right for each 20 shares of common stock and each 20 Listed Warrants held as of January 26, 2017. Each Right will entitle Holders to purchase one Unit at a subscription price of $1.00 per Unit. Each Unit consists of four shares of common stock and one-half of a share of Series C Convertible Preferred Stock, and a percentage of proceeds relating to either PV-10 and PH-10 or the company, that I will describe more fully.

Let me describe the components of the units. The Preferred Stock has a 7% per annum dividend until the second anniversary of the date of issuance payable in shares of common stock and is convertible into shares of common stock at a conversion ratio of eight shares of common stock for each share of Preferred Stock held at the time of conversion, subject to adjustment. Holders of the Preferred Stock are also entitled to receive a percentage, ranging from 10% to 30%, of (i) any “net licensing proceeds” or any Net Sales (each defined in the prospectus for the Rights Offering) from PV-10 and PH-10 (for all indications of such drugs), if and when the Company enters into one or more licensing agreements, (ii) payments in connection with the Company’s liquidation, dissolution or winding up and (iii) payments in connection with a Fundamental Transaction (as defined in the prospectus for the Rights Offering), or any sale, lease, conveyance or other disposition of any intellectual property relating to PV-10 or PH-10. The exact percentage of such payments within that range will be based upon the gross proceeds the Company receives in the Rights Offering.

A higher amount of capital raised will result in a higher percentage of these proceeds and/or payments. For example, $10MM raised will receive 10%; above $10MM raised up to and including $20MM will receive 20%; and if we increase the offering to above $20 MM up to a maximum of $24MM will receive 30%. In addition, these percentages will exist until the investor receives 10 times their investment. If not all the subscriptions are exercised, those who participated in full and elected to exercise their oversubscription privilege will have the opportunity to purchase whatever is left over according to the amount they exercised.

The Company has engaged Maxim Group to act as the sole dealer-manager in the Rights Offering. I would like to turn the call over to Karl Brenza, Managing Director Maxim Group, to say a few words. Karl?

KARL BRENZA:

Thanks, Lori. Maxim is happy to be working with Provectus on the Rights Offering as the dealer-manager. The Rights Offering is currently scheduled to terminate on February 17th at 5:00 p.m. Eastern time, although management has determined, subject to board approval, to extend the expiration date of the Rights Offering to March 3, 2017. This extension of the expiration date will be announced in a press release as soon as it is approved. If you have any questions about the Rights Offering or require assistance in filling out your forms, please feel free to contact Maxim either by telephone at 212-895-3745 asking for the syndicate department or by Email at syndicate@maximgrp.com. As the Company’s dealer-manager, we are ready to assist the Company’s investors. You may also contact Broadridge, the information agent for the Rights Offering, at 844-695-1509 (toll free) or 720-414-6879. These contact details are provided in the instructions you received with your prospectus. I would now like to turn the call back over to Lori Metrock. Lori?

LORI METROCK:

Thanks, Karl.

SLIDE 24 – The Uses of Proceeds

Provectus is offering a total of approximately 19.7 million Units that are available to be sold in the Rights Offering, and assuming that all of these are sold at the Subscription Price of $1 per unit, the company would raise approximately $19.7 million dollars before fees and expenses. As the Company stated in the prospectus, the Company intends to use 80% of the proceeds for clinical development of its investigational cancer drug, PV-10. The balance will be used as working capital and general corporate purposes.

If the Rights Offering is fully subscribed, it will provide the Company with the capital necessary to bring PV-10 to the milestone of a critical interim data readout from the Phase 3 Melanoma trial.

I would now like to turn the call back over to Tim Scott to summarize this investment opportunity. Tim?

TIM SCOTT:

Thanks, Lori.

SLIDE 25 – INVESTMENT HIGHLIGHTS

At this point I would like to boil things down into a few key takeaways. Our active ingredient, Rose Bengal, is a unique compound with a long history of human use.

Formulation of Rose Bengal into PV-10 and PH-10 has allowed us to enter two important disease categories, oncology and dermatology. These investigational drugs have produced positive preliminary clinical results to date and potentially address large markets in both areas of interest.

Our leadership team has in-depth experience and knowledge of our investigational drugs from discovery to pre-clinical to clinical trials.

The company has a strong IP portfolio that covers our discoveries and we have partnered with various well-known organizations to help us further our interests.

QUESTIONS

The press release that announced this call solicited questions you may have about the company and the Rights Offering, and before we wrap up, we would like to go through some of those we received. Many of the questions were variations on those we plan to cover today. So, to begin:

1) How was the Subscription Price for the Rights Offering determined?

The price per Unit was determined by our board of directors based on the recommendation of a pricing committee made up of two members of the board, Al Smith and Tim Scott, with input from our investment bankers at Maxim Group. The pricing committee considered a number of factors, including four main factors. First, the committee considered the Company’s immediate need for capital to continue the clinical development of PV-10, and the likely cost of capital from other sources. Second, it examined the historical and current trading prices for our common stock, and reviewed the range of discounts to market value in the subscription prices for comparable rights offerings of other similarly situated public companies. Third, the committee took into account the rights and privileges associated with the Preferred Stock, including the payment-in-kind dividend and the preferred royalty, fundamental transaction and liquidation payments on the Preferred Stock. Fourth, the committee recognized the desire of the Company to provide an opportunity for our stockholders to participate in the Rights Offering on a pro rata basis, and considered at what price stockholders would be willing to participate.

The pricing committee, and the full board of directors, wanted to structure a Rights Offering that would give current stockholders and Listed Warrant holders the opportunity to assist the Company with financing our capital needs while earning an attractive return on the capital you invest as the Company moves forward with commercialization of PV-10 and PH-10 by receiving a royalty entitlement.

2) Do I need to exercise all of the Subscription Rights that I received, and can I trade or transfer Subscription Rights if I decide not to use them?

You are not required to exercise the Subscription Rights, but if you choose not to exercise all or any of the Rights, you are not able to trade or transfer them. The Subscription Rights can only be exercised by the common stock holders or holders of the Listed Warrants as of January 26. If you choose to exercise just a portion of the Rights, then other stockholders and warrant holders who exercise all of their Rights will be entitled to purchase some of the units you are not purchasing. If you do not exercise any of the Rights, the number of shares of common stock you own will not change but your proportionate ownership interest in the Company will decrease if other stockholders and warrant holders do exercise their Rights to purchase Units.

3) What is the deadline for exercising the Subscription Rights?

The deadline is currently February 17 at 5 PM Eastern Time, but management has determined, subject to board approval, to extend the expiration date of the Rights Offering to March 3, 2017. The Company will issue a press release to announce any such extension.

4) What impact will the Rights Offering have on the price of the common stock?

The market price of our common stock may decline during or after the Rights Offering, which can often happen after a company issues more shares and has more shares outstanding. If the Rights Offering is fully subscribed, and assuming that we have no other transactions involving our common stock, the number of common shares outstanding would increase to 443 million from the 365 million outstanding on Jan. 26. In addition, the Company would have 9.8 million shares of Series C Preferred Stock outstanding, which we intend to apply to have quoted on the OTCQB exchange.

The Company believes that this Rights Offering will position the Company to build long term value for shareholders by providing necessary capital to continue clinical development of PV-10 and PH-10 so that ultimately we can commercialize these drugs.

5) What will I receive for owning the Series C preferred stock?

Holders of the Series C preferred stock will be entitled to receive a cumulative annual dividend of 7% until the second anniversary of its issuance. The dividend will be payable in shares of our common stock, which will be an aggregate of approximately 0.5801 of a share of common stock at the end of the first year and an aggregate of approximately 1.2022 shares of common stock at the end of the second year. Holders of the preferred stock will have the option to convert these shares into shares of common stock at any time, as long as this will not result in that holder owning more than 4.99% of total outstanding common shares. The conversion ratio is 8 shares of common stock for each share of Series C preferred stock, subject to certain adjustments.

In addition to the dividend and the conversion option, holders of the Series C preferred stock will be entitled to additional payments that we believe provide an exciting opportunity to participate in the future growth of our Company. Holders of the Series C preferred stock will receive either a royalty payment equal to a percentage of any licensing fees or sales of drugs developed from PV-10 and PH-10, or a percentage of any consideration the Company receives from a Fundamental Transaction such as merging or selling the entire company or some or all of the intellectual property for PV-10 and/or PH-10. The percentage payment to holders of the Series C preferred stock will be determined based on the gross proceeds received by the Company in the Rights Offering. If the Company receives $10 million or less, the applicable percentage will be 10%, for more than $10 million to $20 million the percentage will be 20%, and for more than $20 million the percentage will be 30%.

We believe these payments offer a unique opportunity for our current stockholders and Listed Warrant holders to earn a return on the capital that is being raised to invest in the Company’s development of PV-10 and PH-10.

6) Will the board of directors and current management be participating in the Rights Offering?

Our directors and executive officers will be entitled to participate in the offering on the same terms and conditions applicable to all other holders of common stock or Listed Warrants as of the Record Date, Jan. 26. I can tell you that both of us on this call [Tim Scott and Eric Wachter] intend to participate in the Rights Offering.

7) How much money does the Company expect to raise from the Rights Offering and if you can’t raise that amount, will you cancel the Offering?

As stated earlier, we have a total of approximately 19.7 million Units that are available to be sold in the Offering, and assuming that all of these are sold at the Subscription Price of $1 per Unit, the company would raise approximately $19.7 million before fees and expenses. As we state in the prospectus, we intend to use 80% of the proceeds for clinical development of PV-10. We believe that this Rights Offering, if fully subscribed, will provide the Company with the capital necessary to bring PV-10 to the milestone of interim data readout from the Phase 3 Melanoma trial and provide our stockholders with an attractive opportunity to earn an attractive return on the capital you invest.

8) Are there any U.S. federal income tax consequences for receiving and/or exercising the Subscription Rights?

As stated in the prospectus, we do not believe you should recognize income or loss in connection with the receipt or exercise of Subscription Rights in the Rights Offering. There is a more detailed discussion in the prospectus and we recommend that you consult your tax advisor as to the tax consequences in light of your particular circumstances.

9) Who can I contact to get more information or to answer other questions about the Rights Offering?

For more information on the Rights Offering please contact Maxim Group by telephone at 212-895-3745 asking for the syndicate department or by Email at syndicate@maximgrp.com; or contact Broadridge at 844-695-1509 (toll free) or 720-414-6879.These contact details are provided in the instructions you received with your prospectus.

10) What is the company’s strategy to get back on the NYSE?

As background, on October 13, 2016, the NYSE MKT suspended trading in shares of our common stock and Listed Warrants and commenced delisting procedures. This was due to the abnormally low trading price of our common stock. In addition, on November

23, 2016, we received notice from NYSE MKT indicating that we are not in compliance with NYSE MKT rules requiring stockholders’ equity of at least $6 million if the Company has reported losses from continuing operations and/or net losses in its five most recent fiscal years. Our common stock and class of Listed Warrants are currently quoted on the OTCQB.

On January 25, 2017, a hearing was held before the NYSE MKT Listing Qualifications Panel, and on January 31, 2017, we received notice that the Panel agreed with NYSE Regulation’s determination to delist the Company’s common stock and class of listed warrants. The Company plans to appeal this decision to the NYSE Committee for Review before the appeals deadline, which is February 15, 2017.

11) If the Rights Offering fails to raise sufficient capital, can the company survive?

The board is focused on the Rights Offering - that is plan A - and believes that is in best interest of shareholders. We are optimistic that shareholders will participate in the Rights Offering so as to raise sufficient capital for our ongoing clinical needs. If the Rights Offering fails to raise sufficient capital, then the board and the Company believe they have alternative opportunities. The Board has had numerous meetings and discussions with management, its financial advisors and potential capital sources over the last several months and is very optimistic about the Company’s future.

I will now turn the call back over to Lori Metrock to explain how to read and complete the rights certificates you received in order to exercise your Subscription Rights to purchase Units in the Rights Offering. Lori?

LORI METROCK:

Thanks Tim. If you are a record holder of the Company’s common stock or Listed Warrants, you should have received a rights certificate with your subscription materials. You should complete and sign the rights certificate and submit the completed form, along with your payment for the Units you are purchasing to Broadridge, the subscription agent for the Rights Offering, at the address noted in the prospectus. If you hold your shares of the Company’s common stock or Listed Warrants in the name of a broker, dealer, bank, or other nominee, then your broker, dealer, bank, or other nominee is the record holder of the shares or Listed Warrants you beneficially own. The record holder must exercise the Subscription Rights on your behalf. Therefore, you will need to have your record holder act for you.

I will quickly review how to read the rights certificate and make the elections specified on the certificate. The top right corner of the rights certificate contains your rights certificate number, noted by “CTL#.” Immediately above the bar code located at the top right corner of the rights certificate is the total number of Subscription Rights you are entitled to exercise, next to the notation “SHARES.”

On the next page of the rights certificate, you should indicate the total number of Units you wish to purchase (you may purchase one Unit for each Subscription Right) under part (a), up to a maximum of the number of Subscription Rights on the top right corner of the first page of the rights certificate. Multiply the number of Units you wish to purchase by $1.00 per Unit, and then enter the total purchase price at the far right of part (a) above “Payment enclosed.”

If you did not elect to exercise your Subscription Rights in full to purchase all of the units you were entitled to purchase, you should skip part (b). If you did exercise your Subscription Rights in full, then you may, if you wish, elect to purchase additional Units that other common stockholders and Listed Warrant holders do not purchase in the Rights Offering. Make that election in part (b) by indicating the number of additional Units you wish to purchase, and multiplying that number of Units by $1.00 per Unit, and insert the additional purchase price at the far right of part (b) above “Payment enclosed.”

In part (c), add the total purchase price for parts (a) and (b) and indicate that dollar amount in the blank space in part (c).

Continuing down to part (d), the Company may, in its sole discretion, reduce the Subscription Price by up to 20%. In part (d) of your rights certificate, you may elect to receive either (i) proportionally more Units based on the payment amount the Company received from you in connection with the exercise of your Subscription Rights or (ii) an amount in cash equal to the difference between your total payment amount at the original Subscription Price and the payment amount that would have been due for the number of Units for which you subscribed at the reduced Subscription Price in the event the Company elects to reduce the Subscription Price per Unit.

In part (e), you should check the box if you wish to receive pre-funded warrants instead of shares of the Company’s common stock comprising the Units you are purchasing if, as a result of your purchase of Units in the Rights Offering, you will receive in excess of 4.99% of the Company’s outstanding shares of common stock after giving effect to the Rights Offering. The pre-funded warrants will each have an exercise price of $0.0025, and the subscription price per Unit for any such electing investors will be reduced to $0.99

(which equals the Subscription Price for the other Units sold in the Rights Offering, less the $0.0025 exercise price for each pre-funded warrant). You will still receive the shares of Series C Preferred Stock as part of the Units you are purchasing even if you elect to receive pre-funded warrants in lieu of additional shares of common stock.

On the next page, in part (f), enter the name of the broker who solicited your exercise of Subscription Rights, if applicable.

Then, check the box next to your form of payment for the Units you are purchasing (either certified check, wire transfer or uncertified personal check).

Finally, sign the rights certificate exactly as your name appears on the first page of the rights certificate.

If you have questions regarding your rights certificate, you can call the number printed at the bottom of the rights certificate.

I will now turn the call back over to Tim Scott for final remarks.

CLOSING REMARKS:

TIM SCOTT:

Please note that we will hold another conference call for investors next week in case some shareholders missed this call, and we will add any additional questions that may arise in the interim about the Offering. We will announce details of that additional call via press release.

Again, I want to thank all of you for listening today; thank our dedicated team of employees, consultants and contractors, and our investigators and their staff, for their hard work which has led to the advancement of our programs; as well as thank our shareholders and our Board of Directors for all their continued support. We look forward to the time when we can bring these important medicines to patients in need.

Goodbye.